UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUMMIT MATERIALS, INC.

(Name of Issuer)

Class A Common Stock (par value $0.01 per share)

(Title of Class of Securities)

86614U100

(CUSIP Number)

GRUPO ARGOS S.A.

Carrera 43A # 1A Sur - 143

Edificio Santillana, Torre Sur

Medellín, Colombia, 050021

+57 60 (4) 315 8400

Attn: Rafael Olivella

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86614U100

1.	Names of Reporting Person: GRUPO ARGOS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.2% (1)
14.	Type of Reporting Person (See Instructions): HC, CO (2)

(1)

Based on 175,605,396 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Summit Materials, Inc., a Delaware corporation (the “Issuer”), outstanding as of October 28, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 31, 2024. Grupo Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Grupo Argos”), is the controlling shareholder of Cementos Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Cementos Argos”), and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM, LLC, a Delaware limited liability company (“Argos SEM”) and sole shareholder of Valle Cement Investments, Inc. a sociedad anónima incorporated in the Republic of Panama (“Valle Cement”). By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(2)

Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 86614U100

1.	Names of Reporting Person: CEMENTOS ARGOS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.2% (1)
14.	Type of Reporting Person (See Instructions): HC, CO

(1)

Based on 175,605,396 shares of Class A Common Stock, outstanding as of October 28, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 31, 2024. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 86614U100

1.	Names of Reporting Person: ARGOS SEM, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.2% (1)
14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1)

Based 175,605,396 shares of Class A Common Stock outstanding as of October 28, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 31, 2024. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 86614U100

1.	Names of Reporting Person: VALLE CEMENT INVESTMENTS INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Other (Not Applicable, See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 54,720,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 54,720,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,720,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.2% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based on 175,605,396 shares of Class A Common Stock outstanding as of October 28, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 31, 2024. Grupo Argos is the controlling shareholder of Cementos Argos and has the power to control and direct Cementos Argos. Cementos Argos is the sole shareholder of Argos SEM and sole shareholder of Valle Cement. By reason of these relationships and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer directly owned by Valle Cement and Argos SEM. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1) is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Grupo Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Grupo Argos”), (ii) Cementos Argos S.A., a sociedad anónima incorporated in the Republic of Colombia (“Cementos Argos”), (iii) Argos SEM, LLC, a Delaware limited liability company (“Argos SEM”) and (iv) Valle Cement Investments Inc., a sociedad anónima incorporated in the Republic of Panama (“Valle Cement” and, together with Argos SEM, the “Argos Parties”) and amends and supplements the statement on Schedule 13D filed by the Argos Parties on January 22, 2024 (the “Schedule 13D”), related to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and issued and outstanding share of preferred stock, par value $0.01 per share, of Summit Materials, Inc., a Delaware corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On November 24, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quikrete Holdings, Inc., a Delaware corporation (“Purchaser”), and Soar Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of Purchaser.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Issuer’s (i) Class A Common Stock and (ii) Class B common stock, par value $0.01 per share (together with the Class A Common Stock described in the foregoing clause (i), “Company Common Shares” and each, a “Company Common Share”) (other than any Company Common Shares that are held by the Issuer as treasury stock or held by Purchaser, Merger Sub or any other subsidiary of Purchaser or the Issuer or any Company Common Shares as to which appraisal rights have been properly exercised in accordance with Delaware law), will automatically be canceled and retired and converted into the right to receive $52.50 per share in cash, without interest and subject to deduction for any required withholding.

Pursuant to the Merger Agreement, at the Effective Time, any shares of preferred stock of the Issuer, par value $0.01 per share, outstanding immediately prior to the Effective Time will automatically be canceled and retired for no consideration and will cease to exist.

Voting Agreement

On November 24, 2024, concurrently with the execution and delivery of the Merger Agreement, in their respective capacities as record and beneficial owners of Company Common Shares, Cementos Argos, Argos SEM and Valle Cement (collectively, the “Supporting Shareholders”) entered into a Voting Agreement (the “Voting Agreement”) with Purchaser, pursuant to which the Supporting Shareholders agree, among other things, to vote their Company Common Shares in favor of any proposal to approve the adoption of the Merger Agreement and approve the Merger.

The Voting Agreement will terminate at the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement is validly terminated, (c) the termination of the Voting Agreement by written agreement of all of the parties to the Voting Agreement, (d) the date on which any amendment or waiver to the Merger Agreement is effected without the prior written consent of Cementos Argos that (i) decreases the Merger Consideration, (ii) changes the form of the Merger Consideration or (iii) is otherwise adverse to the Supporting Shareholders in their capacities as record and beneficial owners of Company Common Shares, in any material respect, or (e) the occurrence of an Adverse Recommendation Change in respect of an Intervening Event in accordance with Section 6.04(b)(ii)(B) of the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

On November 24, 2024, concurrently with the execution and delivery of the Merger Agreement, the Issuer waived, effective as of the execution of the Merger Agreement and the Voting Agreement, and solely to the extent implicated by execution and delivery of the Voting Agreement in effect on November 24, 2024 (or as may be amended after November 24, 2024 with the written consent of the Issuer) or the performance by the Argos Parties of their obligations thereunder, all restrictions under the Stockholder Agreement that would restrict the ability of the Argos Parties to execute and deliver the Voting Agreement and perform their respective obligations thereunder, including the restrictions set forth in Section 4.1 (Standstill Restrictions), clause (iii) of Section 4.2 (Quorum and Voting) and Section 5.1 (Transfer Restrictions) of the Stockholder Agreement with respect to the Argos Parties.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Amendment No. 1 relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Amendment No. 1 relating to such Reporting Person and is incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1†	Voting Agreement, dated as of November 24, 2024, by and among Quickrete Holdings, Inc., Cementos Argos S.A., Argos SEM LLC, and Valle Cement Investments, Inc.

†	Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a portion of the text and replacing it with [***].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2024

GRUPO ARGOS S.A.

By:	/s/ Rafael Olivella
Name: Rafael Olivella
Title: Vice President

CEMENTOS ARGOS S.A.

By:	/s/ Maria Isabel Echeverri
Name: Maria Isabel Echeverri
Title: Vice President

ARGOS SEM, LLC

By:	/s/ Gustavo Adolfo Uribe
Name: Gustavo Adolfo Uribe
Title: President

VALLE CEMENT INVESTMENTS INC.

By:	/s/ Gari Manuel de la Rosa
Name: Gari Manuel de la Rosa
Title: Vice President